Exhibit 5.1

May 19, 2023

DISH Network Corporation
9601 S. Meridian Blvd.
Englewood, CO 80112

Re:	Registration Statement on Form S-8 (the “Registration Statement”)

Ladies and Gentleman:

I am Executive Vice President, General Counsel and Corporate Secretary of DISH Network Corporation, a Nevada corporation (“DISH Network” or the “Company”). I have acted as counsel in connection with the registration of up to 3,000,000 shares of the Company’s Class A Common Stock, par value $0.01 per share (the “Common Shares”), which may be issued from time to time under the Amended and Restated Employee Stock Purchase Plan (the “ESPP”).

I have reviewed originals, or copies certified or otherwise identified to my satisfaction as copies of originals, of the various proceedings taken by the Company to authorize the issuance of such Common Shares, and I have examined such other agreements, instruments, documents and corporate records of the Company as I have deemed necessary or appropriate in order to deliver this opinion.

Based upon the foregoing and having regard for such legal considerations as I deem relevant, I am of the opinion that the Common Shares of the Company issuable pursuant to the ESPP have been duly authorized for issuance and, when issued in accordance with the ESPP, will be legally issued, fully paid and non-assessable.

I am admitted to practice only in the State of Colorado and the State of Connecticut and do not purport to be an expert on the laws of any other jurisdiction.

I consent to the filing of this opinion as an exhibit to the Registration Statement relating to the ESPP.

Very truly yours,

DISH NETWORK CORPORATION

/s/ Timothy A. Messner

Timothy A. Messner

Executive Vice President, General Counsel

and Corporate Secretary